MATTMAR MINERALS, INC.

133 SUMMIT AVENUE, SUITE #22

SUMMIT, NEW JERSEY 07901

(973) 635-4047

FAX – (973)-833-0281

July 17, 2012

Ms. Suying Li, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Re:	Mattmar Minerals, Inc.

Item 4.01 Form 8-K

Filed June 25, 2012

File No. 000-531917

Dear Ms. Li:

In reference to the Form 8-K/A and Correspondence filed by the Company in response to the Staff’s comment letter dated June 27, 2012 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”), the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Arnold P. Kling
Arnold P. Kling, President